FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: August 27, 2015

Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

10 Hasadnaot Street
Herzliya 4672837, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Optibase Ltd. announces second quarter results”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: August 27, 2015

OPTIBASE REPORTS/2

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, for Optibase
+1- 917-664-3055
Marybeth.Csaby@gmail.com

OPTIBASE LTD. ANNOUNCES SECOND QUARTER RESULTS

HERZLIYA, Israel, August 27, 2015 – Optibase Ltd. (NASDAQ: OBAS) today announced financial results for the second quarter ended June 30, 2015.

Revenues from fixed income real estate totaled $3.7 million for the quarter ended June 30, 2015, compared to revenues of $3.6 million for the second quarter of 2014 and revenues of $3.3 million for the first quarter of 2015.

Loss attributable to Optibase Ltd shareholders for the quarter ended June 30, 2015 was $1.5 million or $0.29, compared to a net income of $159,000 or $0.03 per basic and diluted share for the second quarter of 2014.

For the six months ended June 30, 2015, loss was $1.6 million or $0.32, mainly attributed to acquisition related costs of $2.2 million related to the acquisition of the twenty-seven (27) supermarkets in Bavaria, Germany, compared to a net income of $373,000 or $0.07 per basic and diluted share for the six months ended June 30, 2014.

Weighted average shares outstanding used in the calculation for the periods were approximately 5.1 million basic and diluted shares for each period.

As of June 30, 2015, we had cash, cash equivalents and other financial investments, net, of $18.3 million, and shareholders' equity of $79.2 million, compared with $22.9 million, and $77.1 million, respectively, as of December 31, 2014.

As of the June 30, 2015 the Company has successfully completed the acquisition of twenty-five (25) supermarkets in Bavaria, Germany. The acquisition of two (2) additional properties was completed in July 2015, which completed the acquisition of the complete portfolio comprising of twenty-seven (27) supermarkets. For further information please refer to our 6K reports dated December 19, 2014, June 2, 2015 and July 8, 2015.

As of June 30, 2015, the portfolio purchase price has been allocated to real estate properties and other assets, net, in accordance with our accounting policies for business combinations. The purchase price allocation and the related accounting will be finalized once the valuation studies are completed. The Company’s net loss for the period of six months ended on June 30, 2015 includes acquisition-related costs of $2.2 million related to the acquisition of the twenty-seven (27) supermarkets in Bavaria, Germany.

Amir Philips, Chief Executive Officer of Optibase commented on the second quarter results and recent business developments: "We are very happy with the Company’s performance during the second quarter and the first half of 2015, both in terms of the ongoing operations of our existing real estate portfolio and later in July the completion in full of our first acquisition in Germany. For the period of six months ending June 30, 2015, we have experienced a slight decrease in our gross income, mainly due to the fluctuation of the Swiss Franc against the USD, compared to the same period in 2014.  At the same time, our operating expenses, net of acquisition related costs, have decreased. Recently, we refinanced our Miami portfolio for a total of $15 million and completed a very successful bonds offering in Israel for a total of approximately $15 million.  For more information on these recent transactions, please refer to our 6K reports filed with the SEC on July 8, 2015 and August 10, 2015. The availability of additional funds enhances our ability to approach prospective transactions, and while we are working diligently to embed our initial investment in the German market, we are exploring the markets for additional investment opportunities."

OPTIBASE REPORTS/3

About Optibase
Optibase invests in the fixed-income real estate field and currently holds properties in Switzerland in Germany and in Miami, Texas and Philadelphia, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this press release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.

OPTIBASE REPORTS/4

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended June 30, 2015

	Six months ended		Three months ended
	June 30	June 30	June 30	June 30
	2015	2014	2015	2014
	$	$	$	$
	Unaudited	Unaudited	Unaudited	Unaudited

Fixed income real estate rent	6,994	7,137	3,689	3,591
Cost and expenses:
Cost of real estate operation	1,338	1,394	713	691
Real estate depreciation and amortization	1,772	2,014	916	974
General and administrative	1,010	1,229	614	760
Acquisition related costs	2,165	-	1,801	-
Total cost and expenses	6,285	4,637	4,044	2,425
Operating income (loss)	709	2,500	(355)	1,166

Equity share in losses of associates, net	(42)	(75)	(9)	(29)
Other Income	190	204	95	95
Financial expenses, net	(598)	(565)	(249)	(254)
Income (loss) before taxes on income	259	2,064	(518)	978
Taxes on income	(776)	(701)	(397)	(339)

Net income (loss)	(517)	1,363	(915)	639

Net income attributable to non-controlling interests	1,131	990	594	480
Net income (loss) attributable to Optibase LTD	(1,648)	373	(1,509)	159

Net income (loss) per share :
Basic and Diluted	$(0.32)	$0.07	$(0.29)	$0.03

Number of shares used in computing Earnings per share
Basic	5,133	5,126	5,133	5,127
Diluted	5,133	5,131	5,133	5,130

Amounts in thousands

OPTIBASE REPORTS/5

Condensed Consolidated Balance Sheets

	June 30, 2015	December 31, 2014
	Unaudited	Audited
Assets
Current Assets:
Cash and cash equivalents	18,273	22,902
Trade receivables	283	286
Other accounts receivables and prepaid expenses	422	1,396
Total current assets	18,978	24,584

Long term deposit	55	54
Investments in companies and associates	7,739	7,553
Long term investments	7,794	7,607

Real estate properties and other assets, net	221,876	185,813

Total assets	248,648	218,004

Liabilities and shareholders' equity
Current Liabilities:
Current maturities of long term loans	2,881	2,401
Short-term loan	5,590	-
Accounts payable and accrued expenses	4,931	4,991
Other short term liabilities	-	539
Total liabilities attributed to discontinued operations	2,141	2,153
Total current liabilities	15,543	10,084

Long term liabilities:
Deferred tax liabilities	15,128	14,237
Land lease liability, net	6,857	6,528
Long term loans, net of current maturities	131,885	110,080
Total long term liabilities	153,870	130,845

Total shareholders’ equity of Optibase Ltd	57,293	57,439
Non-controlling interests	21,942	19,636
Total shareholders' equity	79,235	77,075

Total liabilities and shareholders’ equity	248,648	218,004

Amounts in thousands